Exhibit 16.1

Securities and Exchanges Commission 100 F Street, N.E. Washington, DC 20549 United States of America	May 26, 2006
Dear Ladies and Gentlemen
We have read Item 4.01 of Form 8-K dated May 26, 2006 of Bookham, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, and the second, third and fourth paragraphs, and the first sentence of the fifth paragraph, under Item 4.01 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statements concerning the lack of internal controls to prepare financial statements, included in the fourth paragraph, under Item 4.01 on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s fiscal 2005 consolidated financial statements.

/s/ Ernst & Young LLP